Office of Real Estate & Construction

Division of Corporation Finance

Securities and Exchange Commission

Washington DC 20549

June 20, 2024

Re:	BOXABL Inc.
Offering Statement on Form 1-A/A
Filed June 6, 2024
File No. 024-12402

To Whom It May Concern:

On behalf of BOXABL Inc. (the “Company”), I hereby request qualification of the above-referenced offering statement at 4:00 p.m., Eastern Time, on June 24, 2024, or as soon thereafter as is practicable.

Sincerely,

/s/ Paolo Tiramani

Paolo Tiramani
CEO and Director
BOXABL Inc.